                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Children's Discovery Centers
        ________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
        ________________________________________________________________
                         (Title of Class of Securities)


                                   168757201
                         _____________________________
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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-------------------                         -----------------
CUSIP No. 168757201            13G          Page 2 of 5 Pages
-------------------                         -----------------
-----------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               President and Fellows of Harvard College

-----------------------------------------------------------------------------
                                                           (a)        [ ]
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (b)        [ ]
-----------------------------------------------------------------------------
 3.    SEC USE ONLY
-----------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts
-----------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

 NUMBER OF                   197,900 shares
   SHARES        ------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
  OWNED BY                 ---
    EACH         ------------------------------------------------------------
 REPORTING       7.    SOLE DISPOSITIVE POWER
   PERSON
    WITH                     197,900 shares
                 ------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER
                           ---
                 ------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                 197,900 shares
-----------------------------------------------------------------------------
 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [ ]
       CERTAIN SHARES*
-----------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 3.2%
-----------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON*

                 EP
-----------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                 SCHEDULE 13G
                                 ------------


Item 1(a)   Name of Issuer:
               Children's Discovery Centers

      1(b)  Address of Issuer's Principal Executive Offices:
               851 Irwin Street
               Suite 200
               San Rafael, CA 94901

Item 2(a)   Name of Person Filing:
               President and Fellows of Harvard College

      2(b)  Address of Principal Business Office or, if none,
               Residence:
                 President and Fellows of Harvard College
                     c/o Harvard Management Company, Inc.
                     600 Atlantic Avenue
                     Boston, MA 02210

     2(c)   Citizenship:
               Massachusetts

      2(d)  Title of Class of Securities:
               Common Stock

      2(e)  CUSIP Number:
               168757201

Item 3      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
               An Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

Item 4(a)   Amount beneficially owned:
               197,900 shares

      4(b)  Percent of Class:
               3.2%

     4(c)   Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                          197,900 shares

                               Page 3 of 5 Pages
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               (ii)  shared power to vote or to direct the vote:
                       ___

               (iii) sole power to dispose or to direct the disposition of:
                       197,900 shares

               (iv)  shared power to dispose or to direct the disposition of:
                       ___

Item 5      Ownership of Five Percent or less of a Class:
            This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6      Ownership of more than Five Percent on behalf of another person:
               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
               Not Applicable.

Item 8      Identification and Classification of Members of the Group:
               Not Applicable.

Item 9      Notice of Dissolution of Group:
               Not Applicable.

Item 10     Certification:

            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 4 of 5 Pages
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     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                               PRESIDENT AND FELLOWS OF HARVARD COLLEGE



                               By:  /s/ Verne O. Sedlacek
                                  ------------------------------------
                                  Name:  Verne O. Sedlacek
                                  Title:    Authorized Signatory



February 13, 1996

                               Page 5 of 5 Pages